UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  2 )*

CNS Response, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
12619C101
(CUSIP Number)
Nicholas J. Yocca
The Yocca Law Firm LLP
19900 MacArthur Boulevard 650
Irvine, California 92612
(949) 253-0800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12619C101

1	NAMES OF REPORTING PERSONS Leonard J. Brandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		9,838,777

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,838,777

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,838,777 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

2

CUSIP No.

1	NAMES OF REPORTING PERSONS Meyerlen, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	MINNESOTA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”) of CNS Response, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2775 Bristol St., Costa Mesa, California 92626.
ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed by jointly by Leonard Brandt, a citizen of the United States (“Brandt”) and Meyerlen LP, a Minnesota limited partnership (“Meyerlen”). The present principal occupation of Brandt is serving as a director of the Company. The principal business address of Brandt is 28911 Via Hacienda, San Juan Capistrano, California 92675. Meyerlen is not engaged in any business. Leonard Brandt is the General Partner of Meyerlen, and in this capacity exercises voting and dispositive power over the securities held by this entity.
During the last five years, neither Brandt nor Meyerlen has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On June 9, 2009, Brandt paid the Company $6,709 of his personal funds to exercise warrants to purchase Common Stock held by Brandt.
On June 19, 2009, Brandt paid the Company $280,465.70 of his personal funds to exercise warrants and options to purchase Common Stock held by Brandt.
ITEM 4. PURPOSE OF TRANSACTION.
Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.
All of the information in this Schedule is given as of June 26, 2009 and is based on Brandt’s belief that 28,349,171 shares of Common Stock are issued and outstanding.
All of the 9,838,777 shares of Common Stock (including the 540,000 share which are owned by Brandt’s children) beneficially owned by Brandt, and to which this Schedule 13D relates, are held by Brandt or his children as an investment and the shares held by Brandt are also held in connection with the purposes described below. Brandt disclaims beneficial ownership of his children’s shares.
Brandt and Meyerlen beneficially own 32.5% and 0%, respectively, of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.
Brandt intends to change the entire Board of Directors of the Company, with the exception of the reelection of Brandt. Brandt has called a special meeting of stockholders of the Company, in lieu of an annual meeting of stockholders, and intends to cause that meeting to be held in order to conduct an election of directors of the Company at which Brandt intends to nominate and to vote in favor of a slate of directors selected by Brandt. Brandt also intends, in the alternative, to present the Company with written consents of stockholders of the Company to remove the current Board, with the exception of Brandt, and to elect as directors the slate of nominees selected by Brandt. Also, Brandt plans to propose to that new Board, if and when elected, that it should consider and vote on whether to adopt other changes in management of the Company, whether to scale-back or change current budgets and spending plans, whether to proceed with current Company business strategies, whether to proceed with current Company financing strategies that likely will include sales of securities of the Company, whether to modify current Company plans on these subjects and whether to adopt alternative plans on these subjects.
Brandt made a loan of $250,000 to the Company with his personal funds, and such loan is evidenced by a promissory note that may become convertible into securities of the Company in the event the Company completes an offering and sale of equity securities in a specified minimum amount. The promissory note is not presently convertible, and the promissory note may not become convertible during the next 60 days. The conversion price is unknown and will be based upon the future sales price, if any, in the qualified offering. Brandt disclaims beneficial ownership of these securities. At some future time, Brandt may acquire securities of the Company under the terms of this promissory note.
Brandt has received from seven (7) stockholders their consents in writing authorizing the removal of the current directors and the election of a slate of directors selected by Brandt. Those consents relate to 5,486,274 shares of Common Stock, which constitute approximately 19.4% of the outstanding Common Stock. Brandt disclaims beneficial ownership of those shares. Brandt also disclaims that Brandt and those stockholders are members of a group, as the stockholders have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company and each consent is revocable in the sole discretion of the respective stockholder. Brandt intends to participate as an investor in future offerings of the Company.
Other than as expressly described in this Schedule 13D, neither Brandt nor Meyerlen has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.
As of June 26, 2009, Brandt beneficially owned 9,838,777 shares of Common Stock, consisting of 7,934,631 shares of Common Stock (including 540,000 shares owned by Brandt’s children) as well as 601,646 shares reserved for issuance upon exercise of warrants to purchase Common Stock and 1,302,500 shares reserved for issuance upon exercise of options to purchase Common Stock (collectively, the “Brandt Shares”). Assuming a total of 28,349,171 shares of the Company’s Common Stock outstanding as of June 26, 2009, the Brandt Shares constitute approximately 32.5% of the shares of the Company’s Common Stock issued and outstanding. Brandt has the sole power to vote and dispose of 9,298,777 of the Brandt Shares, and the remaining 540,000 shares are owned by his children, who have sole voting and dispositive power over those shares. Brandt disclaims beneficial ownership of his children’s shares.
As of June 26, 2009, Meyerlen beneficially owned no shares of the Company’s Common Stock, constituting 0% of the shares of the Company’s Common Stock issued and outstanding. The shares of Common Stock and warrants to purchase Common Stock that were previously owned were distributed to Brandt more than 60 days before this filing.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.
1	Joint Filing Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Meyerlen, LP A Minnesota limited partnership
Dated: July 2, 2009	/s/ Leonard Brandt
By: Leonard Brandt
Its: General Partner

Leonard Brandt, an individual
Dated: July 2, 2009	/s/ Leonard Brandt

EXHIBIT INDEX

Exhibit
No.
1*	Joint Filing Agreement.

*	Filed as a like-numbered exhibit to the reporting person’s Schedule 13D which was filed with the Securities and Exchange Commission on March 19, 2007.